5711 S 86TH CIR • PO BOX 27347 • Omaha NE 68127-0347 Executive Office: (402) 596-8900 • Fax (402) 592-4006 Internet: www.infoUSA.com FOR IMMEDIATE RELEASE MARCH 15, 2005 infoUSA INC.

CONTACT:
VIN GUPTA — CHAIRMAN & CHIEF EXECUTIVE OFFICER
Phone: (402) 596-8900 · Fax: (402) 339-0265
E-Mail: vin.gupta@infousa.com
RAJ DAS — CHIEF FINANCIAL OFFICER
Phone: (402) 593-4517 · Fax: (402) 339-0265
E-Mail: raj.das@infousa.com
LAUREL GUPTA — DIRECTOR, INVESTOR RELATIONS
Phone: (402) 593-4535 · Fax: (402) 339-0265
E-Mail: laurel.gupta@infousa.com

infoUSA ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

OMAHA, NE — March 15, 2005 — infoUSA Inc. (Nasdaq:IUSA) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the offer by DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, for all of the outstanding shares of common stock, together with the associated preferred stock purchase rights, of Digital Impact, Inc. (Nasdaq: DIGI), has expired. The expiration of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the offer.

As previously announced, the $2.00 a share tender offer and withdrawal rights will expire at 12:00 Midnight, New York City time, Wednesday, March 23, 2005, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, D.F. King & Co., Inc. at (800) 628-8536.

About infoUSA

infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

Important Information Regarding the Tender Offer

DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, has commenced a tender offer for all the outstanding shares of Common Stock of Digital Impact (and related preferred stock purchase rights, when distributed) at $2.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, March 23, 2005. DII Acquisition Corp. expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice to the Depositary and by making a public announcement of the extension.

If the offer is extended, DII Acquisition Corp. will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the next business day following the date the offer was scheduled to expire.

Investors and security holders are urged to read the disclosure documents that have been filed with the Securities and Exchange Commission, including the tender offer statement, and that will be filed with the Securities and Exchange Commission, regarding the proposed infoUSA/Digital Impact transaction referenced in the foregoing information, because they contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by infoUSA with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by infoUSA or DII Acquisition Corp. may be obtained free of charge from infoUSA by directing a request to infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127, Attention: Chief Financial Officer.